Exhibit 99.1
PRELIMINARY NOTE
This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report.
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP’’) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,’’ “anticipates,’’ “intends,’’ “plans,’’ “believes,’’ “seeks,’’ “estimates,’’ or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to the continuing availability of cash to pay dividends and meet our other liquidity requirements; our ability to make acquisitions that are accretive to cash flow; changing supply and demand for aircraft; changes in aircraft value; changes in lease rates; our ability to remarket aircraft; lessee defaults; changes in the commercial aviation industry generally; the performance of our Manager and Servicer, as defined below; maintenance costs; changes in tax, accounting or aviation related laws or regulations; our ability to secure additional financing; changes in interest rates; potential damage to our aircraft; obsolescence of our aircraft portfolio; increased operational costs; competition; the adequacy of our insurance coverage; our ongoing ability to comply with applicable law; early lease termination; the geographic concentration of our lessees; rising fuel costs; airline performance and bankruptcies; terrorist attacks, war, armed hostilities and geopolitical instability; pandemics such as SARs or avian influenza; and the success of aircraft and engine manufacturers. Factors also include those described under Item 3 “Risk Factors’’ in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008.
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Interim Report, (1) the terms “B&B Air,” “Company’,” “we,” “our’’ and “us’’ refer to Babcock & Brown Air Limited and its subsidiaries; (2) the term “B&B Air Funding’’ refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition’’ refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (5) the terms “Predecessor’’ and “JET-i’’ refer to JET-i Leasing LLC, the predecessor company of B&B Air; (6) the terms “B&B’’ and “Babcock & Brown’’ refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (7) the terms “BBAM’’ and the “Servicer’’ refer to Babcock & Brown Aircraft Management LLC and Babcock & Brown Aircraft Management (Europe) Limited, collectively; and (8) the term “Manager’’ refers to Babcock & Brown Air Management Co. Limited, the Company’s manager.

i

ii

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements (Unaudited)
Babcock & Brown Air Limited
Consolidated Balance Sheets
AS OF JUNE 30, 2008 (UNAUDITED) AND DECEMBER 31, 2007
(Dollar amounts in thousands, except share and par value data)

	June 30, 2008	December 31, 2007
	(Unaudited)

Assets
Cash and cash equivalents	$27,028	$15,616
Rent receivables	3,106	832
Restricted cash and cash equivalents	98,738	112,621
Flight equipment held for operating leases, net	1,806,603	1,309,142
Investment in direct finance leases, net	—	74,693
Deferred tax asset, net	31,726	36,712
Other assets, net	38,196	39,610

Total assets	2,005,397	1,589,226

Liabilities
Accounts payable and accrued liabilities	8,240	7,983
Rentals received in advance	7,711	7,675
Payable to related parties	597	1,651
Security deposits	36,278	22,899
Maintenance payment liability	76,852	49,850
Notes payable, net	850,899	850,660
Borrowings under aircraft acquisition facility	519,941	132,573
Other liabilities	10,358	25,433

Total liabilities	1,510,876	1,098,724

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized;	34	34
33,561,450 and 33,603,450 shares issued and outstanding at June 30, 2008 and December 31, 2007, respectively
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	506,052	506,339
Notes receivable for common shares	—	(1,827)
Retained earnings (deficit)	(8,513)	2,345
Accumulated other comprehensive loss, net	(3,052)	(16,389)

Total shareholders’ equity	494,521	490,502

Total liabilities and shareholders’ equity	$2,005,397	$1,589,226

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited
Consolidated Statement of Operations
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)
(Dollar amounts in thousands, except share and per share data)

	Three months	Six months
	ended	ended
	June 30, 2008	June 30, 2008

Revenues
Operating lease revenue	$56,298	$104,686
Finance lease income	—	2,446
Interest and other income	901	2,012

Total revenues	57,199	109,144

Expenses
Depreciation	18,864	33,909
Interest expense	19,694	37,633
Selling, general and administrative	5,310	10,354
Maintenance and other costs	1,002	1,441

Total expenses	44,870	83,337

Net income before provision for income taxes	12,329	25,807
Provision for income taxes	1,267	3,061

Net income	$11,062	$22,746

Weighted average number of shares — basic and diluted	33,602,988	33,603,219
Basic and diluted earnings per share	$0.33	$0.68
Dividends declared and paid per share	$0.50	$1.00
The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited
Consolidated Statement of Shareholders’ Equity
FOR THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)
(Dollar amounts in thousands, except share data)

								Accumulated
					Additional	Notes	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Receivable for	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Common Shares	(Deficit)	Loss, net	Equity	Income

Balance December 31, 2007	100	$—	33,603,450	$34	$506,339	$(1,827)	$2,345	$(16,389)	$490,502
Collections of notes receivable for common shares	—	—	—	—	—	1,827	—	—	1,827
Dividends to shareholders	—	—	—	—	—	—	(33,604)	—	(33,604)
Other	—	—	—	—	141	—	—	—	141
Shares repurchased	—	—	(42,000)	—	(428)	—	—	—	(428)
Net income	—	—	—	—	—	—	22,746	—	22,746	$22,746
Net change in the fair value of derivatives, net of deferred tax provision of $1,905	—	—	—	—	—	—	—	13,337	13,337	13,337

Comprehensive income, net										$36,083

Balance June 30, 2008 (Unaudited)	100	$—	33,561,450	$34	$506,052	$—	$(8,513)	$(3,052)	$494,521

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited
Consolidated Statement of Cash Flows
FOR THE SIX MONTHS ENDED JUNE 30, 2008 (UNAUDITED)
(Dollar amounts in thousands)

Six months ended
June 30, 2008

Cash Flows from Operating Activities
Net Income	$22,746
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation	33,909
Amortization of debt issuance costs	3,296
Amortization of lease discounts/premiums and other items	(914)
Direct finance lease income	(2,446)
Maintenance payment liability relieved	(3,977)
Deferred income taxes	3,081
Changes in operating assets and liabilities:
Rent receivables	(2,274)
Other assets	(1,727)
Payable to related parties	(1,054)
Accounts payable and accrued liabilities	(359)
Rentals received in advance	36
Other liabilities	1,685

Net cash flows provided by operating activities	52,002

Cash Flows from Investing Activities
Acquisition of aircraft comprising the Initial Portfolio	(54,068)
Purchase of flight equipment	(394,714)
Lessor contribution to maintenance	(2,826)
Proceeds from direct finance leases	2,700

Net cash flows used in investing activities	(448,908)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	13,883
Security deposits received	15,679
Security deposits returned	(2,300)
Maintenance payment liability receipts	26,101
Maintenance payment liability disbursements	(116)
Proceeds from aircraft acquisition facility, net	386,848
Collections of notes receivable for common shares	1,827
Dividends paid	(33,604)

Net cash flows provided by financing activities	408,318

Net increase in cash	11,412
Cash at beginning of period	15,616

Cash at end of period	$27,028

Supplemental Disclosure:
Cash paid during the period for:
Interest paid	$33,919
Taxes paid	240
Noncash investing and financing activities:
Maintenance payment liability assumed	(4,994)

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
1. ORGANIZATION
Babcock & Brown Air Limited (the “Company’’ or “B&B Air’’) is a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed by Babcock & Brown Limited, an Australian company (collectively including its subsidiaries, “Babcock & Brown’’), to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries, B&B Air Funding and B&B Air Acquisition.
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company was organized under the laws of Ireland.
In connection with its formation, B&B Air issued 1,000,000 common shares for $10,000 to Babcock & Brown. The shares were cancelled in October 2007 and the $10,000 of initial capital contribution was refunded to Babcock & Brown.
On October 2, 2007, the Company completed (i) its initial public offering (“IPO’’) and issued 18,695,650 common shares in the form of American Depositary Shares at a public offering price of $23 per share; (ii) a private placement of 14,907,800 American Depositary Shares with Babcock & Brown and certain other equity investors of JET-i Holdings LLC, the parent company of JET-i Leasing LLC (“JET-i’’), the predecessor company of B&B Air and certain funds managed by a company in which Babcock & Brown has an interest (together with the IPO, the “Offerings’’); and (iii) issued $853.0 million of aircraft lease-backed Class G-1 notes at an offering price of 99.71282% or $850.6 million as part of a securitization transaction (the “Notes’’) through its subsidiary, B&B Air Funding. Net underwriting fees and other offering costs totalling approximately $26.3 million were incurred in connection with the IPO.
The Company utilized the net proceeds from the Offerings and the Notes to finance the acquisition of its initial portfolio of 47 commercial jet aircraft (the “Initial Portfolio’’). Forty-four of the aircraft in the Initial Portfolio were transferred to the Company from JET-i by the equity investors of JET-i Holdings LLC. The remaining three aircraft were acquired from companies managed by Babcock & Brown. A cash balance of approximately $120.8 million was retained by the Company to purchase additional aircraft.
The transfer of the 47 aircraft in the Initial Portfolio was completed by the first quarter of 2008. The 44 aircraft in the Initial Portfolio transferred to the Company from JET-i were recorded by the Company at JET-i’s net book value as of the delivery date. A deemed distribution to the predecessor company was recorded by B&B Air representing the excess between the purchase price of the aircraft, including related assets and liabilities assumed by the Company over the aircraft’s carrying value as of delivery date. A deferred tax benefit was recorded for the difference in depreciable tax basis and the book value of the aircraft.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
In accordance with the Company’s bye-laws, B&B Air issued 100 shares with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (the “Manager Shares’’) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more the 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible to common shares and, except as provided for in the Company’s bye-laws, have no voting rights.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
B&B Air is a holding company that conducts its business through its subsidiaries. The consolidated financial statements presented are prepared in accordance with GAAP. All intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of B&B Air and all of its subsidiaries. In instances where the Company is the primary beneficiary, B&B Air would consolidate a Variable Interest Entity (“VIE’’) in accordance with Financial Accounting Standards Board (“FASB’’) Interpretation No. 46, Consolidation of Variable Interest Entities. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.
The accompanying interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in our opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, we believe that the disclosures are adequate to make the information presented not misleading.
Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation.
USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
RISKS AND UNCERTAINTIES
The Company encounters two significant types of economic risk during the normal course of its business, credit and market. Credit risk is the risk of a lessee’s inability to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the Company’s credit facilities.
In addition, B&B Air is dependent upon the viability of the commercial aviation industry, which could affect the Company’s ability to service the leases on flight equipment it owns. Overcapacity and high levels of competition in some geographical markets may create unscheduled lease returns and possible supply surpluses, which may create pressure on rentals and flight equipment values. The values of flight equipment held for operating leases and investment in direct finance leases will be subject to fluctuations in the values of commercial aircraft worldwide. A material decrease in values could have a negative effect on lease rentals and residual values and may require recognition of an impairment in the carrying value of the flight equipment.
CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
RENT RECEIVABLES
Rent receivables represent unpaid, current lessee obligations under existing lease contracts. The allowance for doubtful accounts is maintained at a level believed adequate by management to absorb probable losses inherent in rent receivables and is established on a specific identification basis. The assessment of default risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic conditions of the debtor’s operating environment and geographical areas, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of June 30, 2008 and December 31, 2007, the Company had no allowance for doubtful accounts.
RESTRICTED CASH AND CASH EQUIVALENTS
Pursuant to the Company’s credit agreements, certain payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and maintenance payments received from lessees under the terms of various lease agreements, (ii) rent collections and (iii) other cash, all of which are subject to withdrawal restrictions pursuant to the order of priority governed by the Company’s credit agreements which are further described in Notes 6 and 7.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
All restricted cash is held by major financial institutions in segregated accounts.
FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
Flight equipment held for operating lease is recorded at cost and depreciated to estimated residual values on a straight-line basis over their remaining useful lives. Aircraft transferred from JET-i in conjunction with the Offerings were recorded by the Company at JET-i’s net book value as of the delivery date. Useful life is generally 25 years from the date of manufacture, except in the case of a converted freighter whose remaining useful life is determined based on the date of conversion. In such a case, the total useful life of the aircraft may extend beyond 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgement, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:
•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.

•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.
Estimated residual values and useful lives of flight equipment are reviewed and adjusted if appropriate, at each reporting period. As of June 30, 2008 and December 31, 2007, management’s estimates of residual values for flight equipment held for operating leases averaged 14.8% and 14.9%, respectively, of the original manufacturer’s estimated realized price.
Major improvements and modifications incurred for an aircraft are capitalized and depreciated over the remaining life of the flight equipment.
Lease acquisition costs related to reconfiguration of the aircraft cabin and other lessee specific modifications are capitalized and amortized into expense over the term of the lease, assuming no lease renewals, and are included in other assets. Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease term and to be compliant with return conditions of flight equipment at lease termination. Costs paid by us for scheduled maintenance and overhauls in excess of amounts paid by lessees that materially increase long-term value or useful life of the flight equipment are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.
At the time of an aircraft acquisition, the Company evaluates whether the lease acquired with the aircraft is at fair market value. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease premiums are capitalized into other assets and lease discounts are recorded in other liabilities and both are amortized on a straight-line basis to rent revenue over the lease term.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
FLIGHT EQUIPMENT HELD FOR SALE
In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144’’), flight equipment is classified as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year. Flight equipment held for sale is stated at the lower of carrying value or fair value less estimated costs to sell.
Flight equipment held for sale is not depreciated and related deferred costs are not amortized. Subsequent changes to the asset’s fair value, either increases or decreases, are recorded as adjustments to the carrying value of the flight equipment. However, any such adjustment would not exceed the original carrying value of the flight equipment held for sale.
Flight equipment intended for sale beyond one year of the latest reporting period remains classified as Flight Equipment Held for Operating Leases and continues to be depreciated over its remaining useful life until such time the sale closing date is less than one year away. No flight equipment was held for sale as of June 30, 2008 or December 31, 2007.
IMPAIRMENT OF FLIGHT EQUIPMENT
In accordance with SFAS No. 144, the Company evaluates flight equipment for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the fair values of the flight equipment exceed the carrying value and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s salvage value, except where more recent industry information indicates a different value is appropriate.
The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. There were no impairment losses recognized in the three and six months ended June 30, 2008.
INVESTMENT IN DIRECT FINANCE LEASES
In accordance with SFAS No. 13, Accounting for Leases, the Company had recorded certain leases as Investment in Direct Finance Leases which consists of lease receivables, plus the estimated residual value of the equipment on lease termination date less unearned income. Lease receivables represented the total rent to be received over the term of the lease reduced by rent already collected. Initial unearned

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
income represents the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to finance lease income over the lease term in a manner that produced a constant rate of return on the net investment in the lease.
As of December 31, 2007 the Company had four aircraft accounted for as direct finance leases. There were no aircraft accounted for as direct finance leases at June 30, 2008.
DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks. Derivatives are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133’’), as amended. All derivatives are recognized on the balance sheet at their fair value. SFAS No. 133 provides hedge accounting provisions, which permit the change in the fair value of the item being hedged to be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that the Company enters into a derivative contract, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.
Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged transaction.
Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item are recognized directly into income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment under SFAS No. 133 are recorded in income.
At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued. When this occurs, unrecognized gains and losses recorded on hedged assets and liabilities are amortized over the remaining life of the hedged item beginning no later than when hedge accounting ceases.
OTHER ASSETS
Other assets consist primarily of debt issuance costs, unamortized lease premiums, initial direct lease costs and other receivables. The Company capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method over the terms of the credit facilities. Lease premiums are amortized into lease income over the lease term.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
SECURITY DEPOSITS
In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or letters of credit as security for certain contractual obligations. At June 30, 2008 and December 31, 2007, security deposits represent cash received from the lessee that is held on deposit until termination of the lease.
MAINTENANCE PAYMENT LIABILITY
The Company’s flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. B&B Air’s operating leases also obligate the lessees to comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration requirements and airworthiness directives.
Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft is recorded as maintenance payment liabilities. Maintenance payment liabilities are attributable to specific aircraft. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.
In some leases the lessor may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or lessor may be obligated to make a payment to the other party at the end of lease based on a computation stipulated in the lease agreement. The calculation is based on the utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination.
The Company may also incur maintenance expenses on off-lease aircraft. In accordance with FASB Staff Position No. AUG AIR 1, Accounting for Planned Maintenance Activities, scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by the Company are capitalized and depreciated over the period until the next overhaul is required.
Amounts paid by the Company for maintenance, repairs and re-leasing of aircraft that do not extend the useful life of flight equipment are expensed as incurred.
Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination. When flight equipment is sold, the reserve amounts which are not specifically assigned to the buyer are released from the balance sheet as part of the disposition gain or loss.
REVENUE RECOGNITION
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
     OPERATING LEASE REVENUE
The Company receives operating lease revenues from flight equipment held for operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when the contingency is resolved. Revenue is not recognized when collection is not reasonably assured.
     FINANCE LEASE INCOME
Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on the Company’s assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of the lease terms.
TAXES
The Company provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109’’). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates of the Company’s tax jurisdiction expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.
The Company applies FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48’’), which clarifies the accounting for a tax uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes.
NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157’’). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies in conjunction with other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 was adopted on January 1, 2008 and did not have an impact on the Company’s financial position or results of operations or cash flows.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115 (“SFAS No. 159’’) which permits entities the option to measure many financial instruments and certain other eligible items at fair value at specified

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company adopted SFAS No. 159 on January 1, 2008 and did not elect to measure any additional financial instruments at fair value for its financial assets and liabilities existing at January 1, 2008. The adoption of SFAS No. 159 had no impact on the Company’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS No. 161”) which changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company anticipates complying with these additional disclosure requirements by the effective date.
In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). SFAS No. 162 provides sources for generally accepted accounting principles that an entity can utilize in determining an accounting treatment for a transaction or event, and categorizes these sources in descending order of authority. SFAS No. 162 will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is assessing what impact, if any, SFAS No. 162 will have on its financial position or results of operations or cash flows.
3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
As of December 31, 2007, the transfer of 45 of the 47 aircraft comprising its Initial Portfolio had been completed. The 44 aircraft transferred to the Company by JET-i were recorded by the Company at JET-i’s carrying values as of the dates the aircraft were transferred. Four aircraft were accounted for as an Investment in Direct Finance Leases at acquisition and subsequently recorded as Flight Equipment Held for Operating Leases when the underlying leases were terminated (see Note 5). In addition, the Company through B&B Air Acquisition acquired seven aircraft during the period ended December 31, 2007 for an aggregate purchase price of $227.6 million. The two remaining aircraft comprising the Initial Portfolio were transferred to the Company in February 2008.
In the six months ended June 30, 2008, B&B Air Acquisition acquired an additional eight aircraft for an aggregate purchase price of $388.3 million. The acquisitions were funded from borrowings made under the Aircraft Acquisition Facility (see Note 7).

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
Flight equipment held for operating leases consists of the following:

	June 30, 2008	December 31, 2007
	(Dollars in thousands)

Cost	$1,849,085	$1,317,715
Accumulated depreciation	(42,482)	(8,573)

Net Flight Equipment Held for Operating Lease	$1,806,603	$1,309,142

The Company capitalized $3.2 million and $0.9 million of major maintenance expenditures for the six months ended June 30, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, respectively. These amounts have been included in Flight Equipment Held for Operating Leases.
As of June 30, 2008 and December 31, 2007, the Company had 62 and 48 aircraft held for operating leases, respectively. At June 30, 2008, 59 of the aircraft held for operating leases were on lease to 34 lessees with lease terms expiring between 2008 and 2018. One aircraft that was off-lease as of June 30, was re-leased in July, leaving two aircraft off-lease as of July 31, 2008. At December 31, 2007, all of 48 aircraft held for operating leases were on lease to 29 lessees. The Company leases aircraft to airlines throughout the world and accordingly lease receivables are due from lessees worldwide.
The Company had no customer that accounted for 10% or more of the total operating lease revenue for the three and six months ended June 30, 2008.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
The distribution of operating lease revenue by geographic region is as follows:

	Three months ended June 30, 2008		Six months ended June 30, 2008
	(Dollars in thousands)

Europe, Middle East and Africa:
Germany	$4,583	8%	$7,491	7%
The Netherlands	4,108	7%	5,700	5%
Switzerland	3,637	7%	7,285	7%
United Kingdom	3,475	6%	7,058	7%
Other	9,481	17%	17,823	17%

Europe, Middle East and Africa — Total	25,284	45%	45,357	43%

Asia Pacific:
India	6,428	11%	12,633	12%
China	4,368	8%	8,765	8%
Other	821	2%	1,840	2%

Asia Pacific — Total	11,617	21%	23,238	22%

North America:
United States	12,860	23%	19,411	19%
Other	1,252	2%	2,572	2%

North America — Total	14,112	25%	21,983	21%

South and Central America:
Mexico	4,939	8%	10,008	10%
Other	346	1%	4,100	4%
South and Central America — Total	5,285	9%	14,108	14%

Total Operating Lease Revenue	$56,298	100%	$104,686	100%

For the three and six months ended June 30, 2008, the Company recognized redelivery adjustments on three leases that have expired totalling $0 and $3.2 million, respectively. These amounts have been included in operating lease revenue.
For the three and six months ended June 30, 2008, the Company recognized $4.0 million in operating lease revenue for maintenance payment liabilities retained at the end of the lease.
The amortization of net lease discounts (premiums) included as a component of operating lease revenue was $0.6 million and $1.2 million for the three and six months ended June 30, 2008, respectively. As of June 30, 2008, the weighted average remaining lease term was 5.6 years.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
The distribution of the net book value of flight equipment by geographic region is as follows:

	June 30, 2008		December 31, 2007
	(Dollars in thousands)

Europe, Middle East and Africa:
Germany	$138,297	8%	$39,578	3%
The Netherlands	135,029	7%	—	—
Switzerland	75,478	4%	—	—
United Kingdom	106,575	6%	109,342	8%
Other	316,202	18%	283,057	22%

Europe, Middle East and Africa — Total	771,581	43%	431,977	33%

Asia Pacific:
India	268,155	15%	230,553	18%
China	151,492	8%	154,272	12%
Other	38,382	2%	39,070	2%

Asia Pacific— Total	458,029	25%	423,895	32%

North America:
United States	321,741	18%	199,881	15%
Other	41,347	2%	42,047	4%

North America — Total	363,088	20%	241,928	19%

South and Central America:
Mexico	158,982	9%	162,326	12%
Other	—	—	49,016	4%

South and Central America — Total	158,982	9%	211,342	16%

Off-lease — Total	54,923	3%	—	—

Total Flight Equipment	$1,806,603	100%	$1,309,142	100%

The classification of operating lease revenues and the net book value of flight equipment by geographic region in the tables and discussion above is based on the principal operating location of the aircraft lessee.
4. INVESTMENT IN DIRECT FINANCE LEASES
At December 31, 2007, the Company’s net investment in direct finance leases was attributable to four aircraft leased to ATA Airlines, Inc. (“ATA”). On April 2, 2008, ATA filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and ceased all operations. In connection with its filing, ATA made a first day motion to reject the leases of these aircraft. This motion was granted on April 8, 2008 and the Company’s leases with ATA were terminated as of that date. ATA was current on its rent payments through March 31, 2008. The Company has repossessed all four aircraft and subsequently

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
released two aircraft. B&B Air is evaluating potential claims against ATA and its parent company, which is not the subject of any insolvency proceeding, to recover costs associated with the lease terminations.
With the termination of the direct finance leases, the aircraft are now accounted for as flight equipment held for operating leases. For the three and six months ended June 30, 2008, the Company recognized finance lease income of $0 and $2.4 million, respectively. The implicit interest rates in the finance leases ranged from 13% to 15%.
The Company’s net investment in direct finance leases consisted of the following:

	June 30, 2008	December 31, 2007
	(Dollars in thousands)

Total minimum lease payments receivable	$—	$142,200
Estimated unguaranteed residual value of leased assets	—	41,200
Unearned finance income	—	(108,707)

Net Investment in Direct Finance Leases	$—	$74,693

5. OTHER ASSETS, NET
The principal components of the Company’s other assets are as follows:

	June 30, 2008	December 31, 2007
	(Dollars in thousands)

Loan issuance costs, net	$30,823	$33,599
Lease premiums	4,421	4,745
Other	2,952	1,266

Total Other Assets	$38,196	$39,610

Amortization of loan issuance costs was $1.8 million and $3.3 million for the three and six months ended June 30, 2008, respectively and have been recognized as a component of interest expense.
For the three and six months ended June 30, 2008, amortization of lease premiums recorded against lease income totalled $0.1 million and $0.3 million, respectively.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
6. NOTES PAYABLE
Concurrent with the Company’s completion of its IPO on October 2, 2007 (the “Closing Date”), B&B Air Funding issued Notes that generated net proceeds of approximately $850.6 million after deducting initial purchaser’s discounts. The Notes were issued at a price of 99.71282% and are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by B&B Air. The proceeds from the Notes were used to partially finance the acquisition of the Initial Portfolio.
The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding that may be registered prior to October 2, 2009. B&B Air Funding may not encumber the aircraft in our Initial Portfolio or incur additional indebtedness except as permitted under the securitization related documents. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR’’) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider’’) that supports payment of interest and in certain circumstances, principal on the Notes.
The financial guaranty insurance policy (the “Policy’’) issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Notes on the final maturity date and, under certain circumstances, prior thereto. A downgrade of the Policy Provider’s credit rating or its failure to meet its obligations under the Policy will not have an impact on B&B Air Funding’s obligations or rights under the Notes.
Up to and until July 2010, there are no scheduled principal payments on the Notes and for each month between July 2010 and August 2012, there will be scheduled minimum principal payments of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Effectively, after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.
As of June 30, 2008 and December 31, 2007, the Notes had an outstanding balance of $853.0 million. The unamortized discount associated with the Notes totalled $2.1 million and $2.3 million as of June 30, 2008 and December 31, 2007, respectively. Accrued interest totalled $1.1 million and $2.3 million at June 30, 2008 and December 31, 2007, respectively. The interest rate on the Notes at June 30, 2008 and December 31, 2007, including the premium payable under the Policy, was 3.14% and 5.65% per annum, respectively.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at certain redemption prices, expressed as percentages of the principal amount, together with accrued and unpaid interest, as specified in the indenture governing the Notes.
B&B Air Funding is subject to covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the financial or operating covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of June 30, 2008, B&B Air Funding was not in default under the Notes.
In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility’’) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn solely for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of June 30, 2008, B&B Air Funding had not drawn on the Note Liquidity Facility.
7. AIRCRAFT ACQUISITION FACILITY

		Balance as of	Balance as of
Aircraft Acquisition Facility:	Facility Limit	June 30, 2008	December 31, 2007
	(Dollars in thousands)

Principal — Tranche A	$920,000	$335,941	$—
Principal — Tranche B	184,000	184,000	132,573

Borrowings under aircraft acquisition facility	1,104,000	519,941	132,573

Equity Tranche	96,000	96,000	96,000

Total Aircraft Acquisition Facility	$1,200,000	$615,941	$228,573

On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the “Aircraft Acquisition Facility’’) that provides for up to $1.2 billion of additional aircraft financing consisting of a $920.0 million Tranche A, $184.0 million Tranche B and a $96.0 million equity tranche from B&B Air. Tranches A and B are provided by a consortium of third party lenders. In addition, B&B Air Acquisition funded $16.0 million into a cash collateral account for the benefit of the lenders. B&B Air Acquisition continues to fund the cash collateral account periodically in accordance with the facility agreement. As of June 30, 2008 and December 31, 2007, the cash collateral account had a balance of $18.3 million and $16.2 million, respectively.
Borrowings under the Aircraft Acquisition Facility, which are subject to customary terms and conditions, are made in reverse order of priority such that the equity tranche is utilized first, then Tranche B and then Tranche A. As of December 31, 2007, the $96.0 million equity tranche from B&B Air was fully funded. As of June 30, 2008 and December 31, 2007, $184.0 million and $132.6 million of Tranche B had been

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
drawn, respectively. As of June 30, 2008 and December 31, 2007, $335.9 million and $0 million of Tranche A had been drawn, respectively.
The availability period ends on the earlier of November 6, 2009 or a date six months after 90% of the Aircraft Acquisition Facility is utilized. The Aircraft Acquisition Facility provides that borrowings under the Tranches A and B will be limited such that the outstanding combined amounts under such tranches may not exceed the sum of: (i) 85% of the sum of the appraised value of the underlying aircraft, (ii) 50% of the maintenance reserves and (iii) 100% of the available cash collateral. When the availability period ends, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal after payment of interest and certain expenses. All amounts outstanding at November 6, 2012 must be repaid in four quarterly installments unless extended by the lenders. Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases.
Tranche A borrowings accrue interest at a one-month LIBOR based rate plus a margin of 1.25%. Tranche B borrowings accrue interest at a one-month LIBOR based rate plus 4.00%. The interest rate, which resets monthly was 3.72% and 6.47% for Tranche A and B borrowings at June 30, 2008, respectively. At December 31, 2007, the Company did not have any Tranche A borrowing and Tranche B borrowings accrued interest at 9.03% per annum. Any unpaid amounts are carried forward and accrue interest at applicable interest rates for each tranche. The applicable margin on the Tranche A borrowings will increase by 0.25% at the end of the availability period if the Tranche A loans do not achieve an Investment Grade Rating, as defined in the facility agreement. The first quarterly installment of principal is due on November 6, 2012, and after that date the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively.
Unutilized amounts under Tranche A accrue commitment fees of 0.3% per annum of the daily average unutilized balance. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.
The facility contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would be an event of default under the Aircraft Acquisition Facility. Should that occur, all amounts under the Aircraft Acquisition Facility would be due and payable. There were no events of default under the Aircraft Acquisition Facility as of June 30, 2008 or December 31, 2007.
8. DERIVATIVES
The Company uses interest rate swap contracts to hedge the variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, allocable to aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over life of the

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
contracts. The notional amounts will decrease over time. As of June 30, 2008 and December 31, 2007, the Company had entered into interest rate swap contracts with a notional amount aggregating $1,190.0 million and $766.4 million, respectively. The contracts mature from January 2015 to March 2018 and provide for fixed rates ranging from 3.31% to 4.93%. As of June 30, 2008 and December 31, 2007, the unrealized fair market value loss on the interest rate swap contracts of $4.1 million and $18.7 million, respectively, have been included in other liabilities.
In March 2008, the Company entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. The cross currency coupon swap provides for the Company to receive $1.7 million based on a fixed Euro to U.S.Dollar conversion rate of $1.5279 per Euro during the term of the swap contract. The contract matures on April 15, 2016. As of June 30, 2008, the unrealized fair market value loss on the cross currency swap contract was $0.2 million and has been included in other liabilities.
The derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded into accumulated other comprehensive loss, net of a provision for income taxes. The Company recorded a net unrealized gain of $35.5 million, after the applicable net tax provision of $5.1 million, into other comprehensive loss for the three months ended June 30, 2008. The Company recorded a net unrealized gain of $13.3 million, after the applicable net tax provision of $1.9 million, into other comprehensive loss for the six months ended June 30, 2008.
9. INCOME TAXES
B&B Air is a tax-resident of Ireland and has subsidiaries in Ireland and France that are tax residents in those jurisdictions. In calculating net trading income, B&B Air and its Irish-tax-resident subsidiary companies are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. B&B Air’s French-resident subsidiaries pay a corporation tax of 30.38% on their net trading income. Subject to limitations under current Irish tax regulations, the Company believes that U.S. withholding taxes paid may be credited against its Irish tax liability.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
Income tax expense by jurisdiction is shown below:

	Three months ended	Six months ended
	June 30, 2008	June 30, 2008
	(Dollars in thousands)

Deferred tax expense:
Ireland	$1,473	$3,081

Current tax expense:
Ireland	(465)	(287)
France	19	27
United States	240	240
Current tax expense — total	(206)	(20)

Total Income Tax Expense	$1,267	$3,061

The principal components of the Company’s net deferred tax asset are as follows:

	June 30, 2008	December 31, 2007
	(Dollars in thousands)

Ireland:
Excess of tax basis over book basis of aircraft	$17,329	$29,554
Net operating loss carryforwards	13,961	4,816
Net unrealized losses on derivative instruments	436	2,342

Deferred Tax Asset, Net	$31,726	$36,712

10. OTHER LIABILITIES
The following table describes the principal components of the Company’s other liabilities:

	June 30, 2008	December 31, 2007
	(Dollars in thousands)

Net fair value of derivative contracts	$4,306	$18,731
Unamortized lease discounts	4,242	5,760
Other	1,810	942

Total Other Liabilities	$10,358	$25,433

For the three and six months ended June 30, 2008, amortization of lease discounts recorded into rental revenue totalled $0.7 million and $1.5 million, respectively.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
11. SHAREHOLDERS’ EQUITY
In connection with its formation in May 2007, B&B Air issued 1,000,000 common shares for an aggregate of $10,000 to Babcock & Brown. In October 2007, these shares were repurchased and cancelled.
On October 2, 2007, the Company completed its IPO and issued 33,603,450 common shares at an offering price of $23.00 per share. The Company received approximately $430.0 million in cash and approximately $318.7 million in the form of interest-bearing notes before offering costs. The notes receivable for common shares accrued interest at 4.00%. As of December 31, 2007, the notes receivable for common shares had an aggregate outstanding principal balance of approximately $1.8 million and was fully collected in January 2008. In connection with the Offerings, B&B Air incurred costs including underwriting, legal and other professional fees aggregating $26.3 million.
In accordance with the Company’s bye-laws, B&B Air issued 100 shares with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (“Manager Shares’’) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more the 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible to common shares and except as provided for in the bye-laws, have no voting rights.
In connection with the transfer of aircraft from JET-i to the Company, B&B Air recorded a deemed distribution to the predecessor company amounting to $240.9 million representing the excess of the acquisition costs, including related liabilities assumed by the Company, over the aircraft’s recorded value as of the delivery date. The deemed distribution was recorded into additional paid-in capital.
During the six months ended June 30, 2008, the Company declared and paid dividends of $1.00 per share or $33.6 million. Subsequent to June 30, 2008, the Company declared a dividend of $0.50 per share or approximately $16.8 million. The dividend is payable on August 20, 2008 to shareholders of record at July 31, 2008.
In June 2008, the Company’s Board of Directors approved a share repurchase program. The program authorizes the Company to repurchase up to $30.0 million of its shares through June 21, 2009. As of June 30, 2008, the Company had repurchased 42,000 shares at an average price of $10.18 per share, or $0.4 million. Subsequent to June 30, 2008, the Company repurchased 111,000 of its shares at an average price of $10.05 per share, or $1.1 million. Repurchased shares will be cancelled.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
12. ACCUMULATED COMPREHENSIVE INCOME (LOSS)
The components of comprehensive income for the three and six months ended June 30, 2008 are presented below:

	Three months	Six months
	ended	ended
	June 30, 2008	June 30, 2008
	(Dollars in thousands)

Net income	$11,062	$22,746
Unrealized gain on derivative instruments, net of tax benefit	35,573	13,337

Comprehensive income	$46,635	$36,083

As of June 30, 2008 and December 31, 2007, the accumulated other comprehensive loss, net of tax benefits, totalled $3.1 million and $16.4 million, respectively.
13. EARNINGS PER SHARE
The Company calculates earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic and diluted earnings per share are calculated by dividing net income by the weighted average number of shares outstanding for the three and six months ended June 30, 2008.

	Three months	Six months
	ended	ended
	June 30, 2008	June 30, 2008
	(Dollars in thousands, except share and per share data)

Numerator
Net income	$11,062	$22,746
Denominator

Weighted average number of shares outstanding for the period	33,602,988	33,603,219

Earnings per share	$0.33	$0.68

The Company does not have any outstanding securities that could result in the issuance of common shares and potentially dilute net income per share.
The Manager may elect to receive incentive fee payments under the management agreement in the form of shares. The Company does not have any other outstanding contracts that could result in the issuance of common shares and potentially dilute net income per share. No incentive fee was earned by the Manager during the three and six months ended June 30, 2008.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
14. COMMITMENTS AND CONTINGENCIES
The Company has assumed an agreement entered into by JET-i Leasing LLC, its predecessor company, with an unrelated third party to sell one of the aircraft in the Initial Portfolio for approximately $11.8 million upon expiration of the current underlying operating lease in October 2010.
15. RELATED PARTY TRANSACTIONS
B&B Air has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the ‘‘Agreements’’) with Babcock & Brown. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, fees and expenses that may be payable to the Manager may be reduced for any like payments made to other Babcock & Brown affiliates.
Pursuant to the Agreements, Babcock & Brown is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio and aircraft acquired subsequently that will be held by B&B Air Funding, Babcock & Brown is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that will be held by B&B Air Acquisition, Babcock & Brown is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the three and six months ended June 30, 2008, total base and rent fees incurred amounted to $1.7 million and $3.3 million, respectively.
Babcock & Brown is entitled to an administrative agency fee from B&B Air Funding initially equal to $750,000 per annum, subject to adjustments tied to the Consumer Price Index. In addition, Babcock & Brown is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum commencing on the month that the Aircraft Acquisition Facility became available. For the three and six months ended June 30, 2008, $0.3 million and $0.5 million of administrative fees were paid to Babcock & Brown, respectively.
For its role as exclusive arranger, Babcock & Brown receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft included in the Initial Portfolio. Babcock & Brown also receives 1.5% of the sales proceeds of all disposed aircraft. For the three and six months ended June 30, 2008, $1.5 million and $5.8 million of fees were incurred for aircraft purchased by B&B Air Acquisition, respectively.
The Manager is also eligible for an incentive fee. The incentive fee is payable if the Company’s quarterly dividends exceed certain targets as specified in the agreement. No incentive fee was earned by the Manager during the three and six months ended June 30, 2008.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
As compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to B&B Air, the Company pays the Manager $6.0 million annually (‘‘Management Expenses’’). For the three and six months ended June 30, 2008, the Company incurred and paid $1.5 million and $3.0 million of Management Expenses, respectively.
In connection with its services, Babcock & Brown incurs expenses such as insurance, legal and professional advisory fees on behalf of B&B Air. As of June 30, 2008, the Company had no reimbursable expenses due to Babcock & Brown.
16. FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, derivative instruments, rent receivables, accounts payable, accrued liabilities and notes payable. The fair value of the Company’s financial instruments, excluding its notes payable and derivative liabilities approximates their carrying value because of their short term nature. Borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread. The estimated fair values of the Company’s notes payable approximate the carrying amounts reported in the consolidated balance sheets.
Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgement, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.
The carrying amounts and fair values of our financial instruments are as follows:

	June 30, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(Dollars in thousands)
Notes payable	$850,899	$800,783	$850,550	$749,876
Aircraft Acquisition Facility	519,941	519,941	132,573	132,573

Derivative liabilities	4,306	4,306	18,731	18,731

In accordance with SFAS No. 157, assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgement associated with the inputs used to measure their fair value. The hierarchy levels established by SFAS No. 157 gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be disclosed by level within the following fair value hierarchy:

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Six Months Ended June 30, 2008
(Unaudited)
Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.
As of June 30, 2008 and December 31, 2007, the categorized liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
		(Dollars in thousands)

At June 30, 2008:
Derivative liabilities	$—	$4,306	$—	$4,306

At December 31, 2007:

Derivative liabilities	—	18,731	—	18,731

17. SUBSEQUENT EVENTS
Subsequent to June 30, 2008, the Company purchased two aircraft for a total purchase price of approximately $77.5 million. The aircraft are on lease to two lessees. One of the aircraft was purchased from an entity in which Babcock & Brown has an interest. The acquisitions were funded through borrowings made under the Aircraft Acquisition Facility.
On July 15, 2008, the Company declared a dividend of $0.50 per share or approximately $16.8 million. The dividend is payable on August 20, 2008 to shareholders of record at July 31, 2008.
Subsequent to June 30, 2008, the Company repurchased 111,000 of its shares at an average price of $10.05 per share, or $1.1 million.

JET-i Leasing LLC
Predecessor Consolidated Balance Sheets
AS OF DECEMBER 31, 2007
(Dollar amounts in thousands)

December 31,
2007

Assets
Cash and cash equivalents	$5,181
Other assets, net	68

Total assets	5,249

Liabilities
Accounts payable and accrued liabilities	1,135
Payable to related parties	316
Other liabilities	1,315

Total liabilities	2,766

Member’s capital
Member’s contributions	328,304
Distributions to Member	(302,261)
Accumulated deficit	(23,560)

Total member’s capital	2,483

Total liabilities and member’s capital	$5,249

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC
Predecessor Consolidated Statements of Operations
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED)
(Dollar amounts in thousands)

	Three months	Six months
	ended	ended
	June 30, 2007	June 30, 2007

Revenues
Operating lease revenue	$34,478	$61,662
Finance lease income	2,477	4,951
Interest income	1,480	2,785
Other revenues	750	750

Total revenues	39,185	70,148

Expenses
Depreciation	10,900	19,877
Interest expense	10,988	28,910
Interest expense – related party	3,560	6,596
Selling, general and administrative	1,341	2,493
Maintenance and other leasing costs	1,084	1,628

Total expenses	27,873	59,504

Net income from continuing operations before provision for income taxes	11,312	10,644
Provision for income taxes	672	712

Net income	$10,640	$9,932

The accompanying notes are an integral part of these predecessor consolidated financial statements

JET-i Leasing LLC
Consolidated Statements of Cash Flows
FOR THE SIX MONTHS ENDED JUNE 30, 2007 (UNAUDITED)
(Dollar amounts in thousands)

Six months
ended
June 30, 2007

Cash Flows from Operating Activities
Net Income	$9,932
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation	19,877
Amortization of debt issuance costs	1,059
Amortization of lease discounts and other related lease items	1,304
Mark-to-market of non-hedge derivatives	(6,993)
Direct finance lease income	(4,951)
Changes in operating assets and liabilities:
Rent receivables	574
Other assets	(293)
Accounts payable and accrued liabilities	(1,743)
Rentals received in advance	2,588
Maintenance payment liability retained	(1,669)
Accrued interest payable	759
Other liabilities	(1,606)

Net cash flows provided by operating activities	18,838

Cash Flows from Investing Activities
Purchase of flight equipment	(263,350)
Lessor contributions to maintenance	(4,532)
Deposits on flight equipment purchases	300
Proceeds from finance leases	5,400

Net cash flows used in investing activities	(262,182)

Cash Flows from Financing Activities
Movement in restricted cash	(20,410)
Proceeds from security deposits	6,213
Proceeds from maintenance payment liability	16,035
Security deposits paid	(3,404)
Maintenance payment liability paid	(5,568)
Proceeds from warehouse credit facility	260,173
Repayments of warehouse credit facility	(14,479)
Loan issuance costs	(517)
Financing from affiliates	5,302

Net cash flows provided by financing activities	243,345

Six months
ended
June 30, 2007

Net increase in cash	1
Cash at beginning of period	20

Cash at end of period	$21

Supplemental Disclosure of Non Cash Activity:
Interest paid	$40,723
Taxes paid	3
The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Six Months Ended June 30, 2007
(Unaudited)
1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION
JET-i Leasing LLC (‘‘JET-i’’ or “predecessor”) was formed in Delaware on September 14, 2005 for the purpose, directly and indirectly through its subsidiaries, of engaging in the business of financing, acquiring, leasing and selling commercial jet aircraft to airlines throughout the world. JET-i commenced operations on November 22, 2005 with the finalization of its warehouse credit facility. JET-i is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.
JET-i is a wholly-owned subsidiary of JET-i Holdings LLC (“Holdings”). Holdings serves as the Manager of JET-i (the “Manager”). Through various contracts, JET-i has contracted with subsidiaries of Babcock & Brown Limited (collectively “B&B”), a company listed on the Australian Stock Exchange, to: (i) arrange debt; (ii) arrange aircraft acquisitions and dispositions; and (iii) perform lease servicing, re-marketing, debt compliance and other administrative functions. B&B owns directly and indirectly, 25.9% and 6.5% of Holdings.
JET-i is the predecessor to Babcock & Brown Air Limited (‘‘B&B Air’’). B&B Air was incorporated in Bermuda on May 3, 2007 for the purpose of acquiring 44 commercial jet aircraft from JET-i and three aircraft from three companies in which B&B has an ownership interest (the ‘‘Initial Portfolio’’). B&B Air funded the purchase price of its Initial Portfolio with: (i) the net proceeds of an initial offering of B&B Air’s common shares (‘‘IPO’’) in the form of American Depository Shares (‘‘common shares’’); (ii) a concurrent private placement of its common shares to existing equity holders of JET-i, including B&B, and certain funds managed by a company in which Babcock & Brown has an interest (together with the IPO, the ‘‘Offerings’’); and (iii) issuance of aircraft lease-backed class G-1 notes (the ‘‘Notes’’).
On October 2, 2007, Holdings’ investors instructed JET-i to transfer their interests in certain aviation assets and related liabilities of JET-i to B&B Air. As of December 31, 2007, JET-i had transferred all 44 aircraft owned by JET-i to B&B Air.
The transfer of aircraft to B&B Air by JET-i pursuant to an Asset Purchase Agreement did not result or require the dissolution of JET-i or other changes to its corporate structure. JET-i has maintained and will continue to maintain a separate legal existence from B&B Air.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION AND PRINCIPLES OF CONSOLIDATION
JET-i is a holding company that conducts its business through wholly-owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘GAAP’’), and all intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of JET-i and all of its subsidiaries. In instances where JET-i is the primary beneficiary, JET-i would consolidate a Variable Interest Entity (‘‘VIE’’) in accordance with Financial Accounting Standards Board (‘‘FASB’’) Interpretation No. 46, Consolidation of Variable Interest Entities

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Six Months Ended June 30, 2007
(Unaudited)
(‘‘FIN 46’’). The predecessor consolidated financial statements are stated in U. S. Dollars, which is the principal operating currency of JET-i.
RISK AND UNCERTAINTIES
Prior to the acquisition by B&B Air of all its aircraft, JET-i encountered two significant types of economic risk in the normal course of business: credit and market. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the credit facilities. JET-i believes that the carrying values of its investments and obligations are reasonable taking into consideration these risks along with estimated collateral values, payment histories and other relevant financial information.
USE OF ESTIMATES
The preparation of predecessor consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the predecessor consolidated financial statements and accompanying notes. For JET-i, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, accruals and reserves. To the extent available, JET-i utilizes industry specific resources and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.
CASH AND CASH EQUIVALENTS
JET-i considers all highly liquid investments with original maturities of three months or less to be cash equivalents.
OTHER ASSETS, NET
Other assets consist primarily of prepaid insurance which is amortized over the term of the policy.
REVENUE RECOGNITION
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.
     Operating Lease Revenue
JET-i received operating lease revenues from flight equipment held for operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when they are due and payable. Revenue is not recognized when collection is not reasonably assured.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Six Months Ended June 30, 2007
(Unaudited)
     Finance Lease Income
Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets at the expiration of the lease terms are based on JET-i’s assessment of residual values using industry specific resources and other materials.
TAXES
JET-i provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (‘‘SFAS No. 109’’). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amounts ultimately expected to be more-likely-than-not realized.
Effective January 1, 2007, JET-i adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘‘FIN No. 48’’), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN No. 48 did not have a material impact on JET-i’s financial position or results of operations. JET-i has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes.
3. INCOME TAXES
JET-i had subsidiaries in a number of tax jurisdictions, principally, Ireland, Luxembourg and the United States of America. JET-i is treated as a flow-through entity for U.S. federal and state income tax purposes. JET-i’s member, Holdings, is also a flow-through entity. Accordingly, Holdings’ members report their allocable share of the taxable income in their respective income tax returns.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Six Months Ended June 30, 2007
(Unaudited)
Income tax expense by tax jurisdiction is summarized below for the three and six months ended June 30, 2007.

	Three months ended	Six months ended
	(Dollars in thousand)

Deferred Tax Expense
Ireland	$(50)	$(14)
Luxembourg	—	(2)

Total Deferred Tax Expense	(50)	(16)

Current Tax Expense
Ireland	722	728
Luxembourg	—	—

Total Current Tax Expense	722	728

Total Income Tax Expense	$672	$712

The following table describes the principal components of JET-i’s deferred tax asset and liability by jurisdiction at December 31, 2007:

	Ireland	Luxembourg
	(Dollars in thousands)

At December 31, 2007
Net operating loss carryforwards	$—	$4
Less valuation allowance	—	(4)

Net Deferred Tax Asset	$—	$—

4. OTHER LIABILITIES
The following table describes the principal components of JET-i’s other liabilities at December 31, 2007:

2007
(Dollars in thousands)

Income taxes payable	$415
Accrual for major maintenance activities and costs	900

Total Other Liabilities	$1,315

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Six Months Ended June 30, 2007
(Unaudited)
5. RELATED PARTY TRANSACTIONS
JET-i has no employees and has outsourced to B&B the daily operations of JET-i through various agreements.
JET-i entered into a servicing agreement with B&B which authorizes B&B to perform lease servicing, re-marketing, debt compliance and other administrative functions for JET-i. In consideration for these services, B&B receives a fee equal to 3.5% of lease revenues. During the three months and six months ended June 30, 2007, JET-i incurred expenses of $1.3 million and $2.3 million under this agreement, respectively. At December 31, 2007, JET-i did not owe any amounts to B&B for these expenses.
As of December 31, 2007, JET-i has recorded a payable to B&B Air totalling $1.2 million for (i) maintenance payment liabilities collected by JET-i on behalf of B&B Air and (ii) professional fees to be paid by B&B Air on behalf of JET-i.
6. FAIR VALUE OF FINANCIAL INSTRUMENTS
JET-i’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts payable and accrued liabilities. The fair value of cash, cash equivalents, restricted cash and cash equivalents, and accounts payable and accrued liabilities approximates the carrying value of these financial instruments because of their short term nature.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Interim Report. The consolidated financial statements have been prepared in accordance with GAAP and are presented in U.S. Dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note” and Part II – Other Information, Item 1A ‘‘Risk factors” included elsewhere in this report.
Company Overview
We are a company formed by Babcock & Brown to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft and other aviation assets and to increase our distributable cash flows, while paying regular quarterly dividends to our shareholders.
On October 2, 2007, we completed our IPO and Private Placement and received gross proceeds totalling approximately $772.9 million. Of this amount, approximately $454.2 million was received in cash from the Offerings, and approximately $321.4 million was received in the form of interest-bearing notes receivable from certain private investors who participated in the private placement. The notes receivable have been fully repaid. Net underwriting fees and other offering costs totalling $26.3 million were incurred in connection with our IPO. In consideration for arranging the transactions associated with the Offerings, certain private placement investors agreed to pay B&B Air an aggregate of $3.0 million for certain offering costs.
On October 2, 2007, our subsidiary, B&B Air Funding also completed the issuance of $853.0 million in Notes at an offering price of 99.71282%, or $850.6 million, as part of the Securitization.
Using the net proceeds of the IPO, the Private Placement and the Securitization, less expenses related to the IPO, the Private Placement and the Securitization, and the retention of a cash balance of $120.8 million for the acquisition of additional aircraft, we acquired our Initial Portfolio of 47 commercial jet aircraft for a final purchase price of $1,443.1 million.
The acquisition of aircraft included in our Initial Portfolio from our Predecessor was accounted for at our Predecessor’s historical carrying value at delivery. In addition, we have through our wholly-owned subsidiary, B&B Air Acquisition, acquired and took delivery of seven aircraft in 2007 and eight additional aircraft during the six month period ended June 30, 2008 using borrowings under our Aircraft Acquisition Facility.
Performance Overview of the Three and Six Month Periods Ended June 30, 2008
The following discussion highlights our financial performance for the three and six-month periods ending June 30, 2008. The discussion below should be read in conjunction with this whole report and with our Annual Report on Form 20-F dated December 31, 2007 filed with the SEC on March 31, 2008 for more detailed information regarding trends, events and uncertainties that have or may affect us in the future.

For the three and six months ended June 30, 2008, B&B Air had net income of $11.1 million and $22.7 million which translates to an earnings per share of $0.33 and $0.68, respectively. Operating and finance lease revenues totalled $56.3 million and $107.1 million during the three and six months ended June 30, 2008, respectively.
Net cash flows provided by operating activities for the six months ended June 30, 2008 amounted to $52.0 million. Net cash flow used in investing activities was $448.9 million and net cash provided by financing activities was $408.3 million for the six months ended June 30, 2008.
We purchased three and eight additional aircraft during the three and six months ended June 30, 2008, for a total purchase price of $102.9 million and $388.3 million, respectively. The eight aircraft are on lease to six lessees and are anticipated to generate annual lease revenues of $46.7 million. Subsequent to June 30, 2008, we purchased two aircraft for a total purchase price of $77.5 million. The aircraft are on lease to two lessees. The acquisitions were funded by our Aircraft Acquisition Facility. As of the date of this report, we have 64 aircraft in our portfolio.
During the six months ended June 30, 2008, we re-leased four aircraft to three lessees. Subsequent to June 30, 2008, we re-leased one additional aircraft.
In July 2008, we declared a dividend of $0.50 per share for an aggregate amount of approximately $16.8 million. The dividend is payable on August 20, 2008 to shareholders of record at July 31, 2008.
Critical Accounting Policies and Estimates
B&B Air and JET-i have prepared their consolidated financial statements in accordance with GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates.
There have been no significant changes to our critical accounting policies as discussed in our annual report on Form 20-F for the year ended December 31, 2007, other than adoption of SFAS No. 157 as discussed in Note 2 to our consolidated financial statements.
New Accounting Pronouncements
In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”) which changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the additional disclosure requirements required and anticipate complying by the effective date.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP (the GAAP hierarchy). SFAS No. 162 provides sources for generally accepted accounting principles that an entity can utilize in determining an accounting treatment for a transaction or event, and categorizes these sources in descending order of authority. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company is accessing what impact, if any, SFAS No. 162 will have on its financial position or results of operations or cash flows.
Operating Results
Management’s discussion and analysis of operating results presented below pertain to the unaudited consolidated statement of operations of B&B Air for the three and six months ended June 30, 2008. As the Company was incorporated on May 3, 2007 and commenced operations on October 2, 2007, we did not have comparable operations in the period ended June 30, 2007.
Consolidated Statement of Operations of B&B Air for the three and six months ended June 30, 2008

	June 30, 2008
	Three months	Six months
	ended	ended
	(Dollars in thousands)
Revenues

Operating lease revenue	$56,298	$104,686
Finance lease income	—	2,446
Interest and other income	901	2,012

Total revenues	57,199	109,144

Expenses
Depreciation	18,864	33,909
Interest expense	19,694	37,633
Selling, general and administrative	5,310	10,354
Maintenance and other costs	1,002	1,441

Total expenses	44,870	83,337

Net income before provision for income taxes	12,329	25,807
Provision for income taxes	1,267	3,061

Net income	$11,062	$22,746

As of June 30, 2008, we owned 62 aircraft comprised of: (i) our Initial Portfolio of 47 aircraft, (ii) seven aircraft acquired in 2007 and (iii) an additional eight aircraft acquired in 2008.
Revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three months ended June 30, 2008, we recorded $56.3 million of lease revenues, which includes $4.0 million of maintenance payment liabilities retained at the end of the leases. For the six months ended June 30, 2008, we recorded $104.7 million of lease revenues, which includes $3.2 million of redelivery adjustments earned and $4.0 million of maintenance payment liabilities relieved at the end of the leases. Net lease discounts and premiums amortized into lease revenue during the three and six months ended June 30, 2008 totalled $0.6 million and $1.2 million, respectively.
On April 2, 2008, ATA filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and ceased all operations. In connection with their filing, ATA made a first day motion to reject their leases of the aircraft. This motion was granted on April 8, 2008 and the leases with ATA were terminated as of that date. ATA was current on its rent payments at March 31, 2008. The Company has repossessed all four aircraft, two of which have been subsequently re-leased.  B&B Air is also evaluating potential claims against ATA and its parent company, which acted as guarantor of the leases and which is not the subject of any insolvency proceeding, to recover costs associated with the lease terminations. As of June 30, 2008, we have no aircraft under finance leases. We recorded $0 and $2.4 million in finance lease income during the three and six months ended June 30, 2008, respectively.
One of the aircraft that remains off-lease as of the date of this report was damaged during a severe storm while under the custody and control of a maintenance facility. All areas of damage are considered repairable and repair work is currently being performed by a Boeing repair team. We have requested reimbursement from the maintenance facility and its insurer for repair costs which we expect will total approximately $2.0 million. If the maintenance facility or its insurer fails to reimburse us for the repair costs, we may file a claim for reimbursement under our own insurance policy which is subject to a $1.0 million deductible.
While to date only one of our lessees has ceased operations, rising fuel prices and a slowdown in economic growth are having a negative impact on the general financial condition of the airline industry worldwide and on certain lessees’ ability to make lease rental and other payments on a timely basis. A continuance of these trends could result in, among other things, non-payment and other defaults under leases, lessee requests for the restructuring or delay of required payments and return of aircraft to us by lessees prior to the lease termination dates specified in the leases. Early termination of a lease or early return may also result in additional maintenance expense if the aircraft are returned without meeting required maintenance conditions.
During the three and six months ended June 30, 2008, we recorded interest earned on our cash balances totalling $0.9 million and $2.0 million, respectively.
We depreciate our flight equipment held for operating leases on a straight-line basis over its remaining estimated useful life to estimated residual value. Depreciation expense during the three and six months ended June 30, 2008 for the aircraft in our portfolio was $18.9 million and $33.9 million, respectively.
The Notes issued by B&B Air Funding bear interest at the prevailing one-month LIBOR plus 0.67%. Interest expense incurred, including amortization of the debt discount and loan fees during the three and six months ended June 30, 2008 totalled $8.6 million and $19.5 million for the Notes, respectively.

B&B Air Funding has a Note Liquidity Facility under which advances bear interest at the one-month LIBOR plus 1.20%. A commitment fee of 0.40% is due based on the unused portion of the Note Liquidity Facility. Commitment fees of $60,000 and $120,000 were incurred on the undrawn portion of the Note Liquidity Facility during the three and six months ended June 30, 2008, respectively. As of June 30, 2008, no amounts had been drawn under the Note Liquidity Facility. B&B Air Funding is required to reimburse the Note Liquidity Facility provider for any amounts drawn, plus accrued interest, prior to making any dividend payments to us.
Acquisitions of aircraft by B&B Air Acquisition are financed by the Aircraft Acquisition Facility. Borrowings under the Aircraft Acquisition Facility, a senior secured revolving credit facility, bear interest at a one-month LIBOR based rate plus an applicable margin, currently set at 1.25% per annum for Tranche A borrowings and 4.00% per annum for Tranche B borrowings. Unused amounts under Tranche A accrue a commitment fee of 0.3% per annum based on the daily average unutilized balance. As of June 30, 2008, $335.9 million and $184.0 million was outstanding under Tranche A and B, respectively, and interest expense including amortization of loan fees, of $6.1 million and $10.6 million was incurred during the three and six months ended June 30, 2008. Commitment fees applicable to Tranche A, totalling $0.5 million and $1.1 million were also incurred during the three and six months ended June 30, 2008.
We use interest rate swap contracts to hedge the variable interest payments due on our Notes and borrowings under the Aircraft Acquisition Facility, allocable to aircraft under fixed rate rentals. For the three and six months ended June 30, 2008, interest expense incurred under these derivative instruments totalled $4.4 million and $6.3 million, respectively.
Selling, general and administrative expense totalling $5.3 million and $10.4 million during the three and six month periods ended June 30, 2008, respectively, were primarily for servicing and management expenses.
Maintenance and other leasing costs totalling $1.0 million and $1.4 million during the three and six month periods ended June 30, 2008, respectively, primarily consisted of re-leasing and aircraft related expenses.
Provision for income tax of $1.3 million and $3.1 million for the three and six months ended June 30, 2008, respectively, consists primarily of Irish income tax incurred and U.S. withholding taxes paid. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25% on non-trading income. We received an Irish tax credit for U.S. taxes paid subject to limitations under current Irish tax regulations.
Our consolidated net income for the three and six months ended June 30, 2008 amounted to $11.1 million and $22.7 million, respectively.
Liquidity and Capital Resources
     Cash Flows of B&B Air for the six months ended June 30, 2008
Our sole source of operating cash flows is from distributions made to us by our subsidiaries, B&B Air Funding and B&B Air Acquisition. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing.
For the six months ended June 30, 2008, we generated cash flows from operations of $52.0 million.
Cash flows from investing activities relate primarily to (i) aircraft acquisitions, and (ii) proceeds from finance leases. Cash used in investing activities for the six months ended June 30, 2008 totalled $448.9 million. During the six months ended June 30, 2008, cash flows utilized in the acquisition of the last two aircraft comprising our

Initial Portfolio and eight additional aircraft amounted to $54.1 million and $394.7 million, respectively. Included in the cost of acquiring the eight additional aircraft are fees and transaction costs totalling $6.4 million. In addition, we made approximately $2.8 million in contributions for maintenance related expenses which were capitalized to the aircraft totalling during the six months ended June 30, 2008. These cash usages were partially offset by cash flows provided from finance leases of $2.7 million for the six months ended June 30, 2008. As previously indicated, ATA has defaulted on its leases and we have taken possession of the four aircraft. We have re-leased two of the aircraft at more favourable lease rates.
Cash flows from financing activities relate to movements in (i) our restricted cash balance (ii) proceeds from and disbursements of security deposits and maintenance payment liabilities, (iii) borrowings under the Aircraft Acquisition Facility, (iv) collections of notes receivable for common shares, and (v) dividends paid to our shareholders. Net cash provided by financing activities for the six months ended June 30, 2008 totalled $408.3 million. Movements in restricted cash and cash equivalents provided cash flows of $13.9 million. A portion of the restricted cash and cash equivalents provided financing cash flow for the acquisition of the last two aircraft comprising our Initial Portfolio. In addition, we continue to fund our collection account pursuant to the terms of the facility agreement. During the six months ended June 30, 2008, net security deposits received amounted to $13.4 million, net receipts from maintenance payment liability amounted to $26.0 million, borrowings under the Aircraft Acquisition Facility totalled $386.8 million, and collections of notes receivable issued in connection with our IPO totalled $1.8 million. During the six months ended June 30, 2008, we paid dividends to our shareholders aggregating $33.6 million.
Our Future Sources and Uses of Liquidity
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, cash interest payments made on the Notes and the Aircraft Acquisition Facility, operating expenses, cash tax payments, dividend payments and capital expenditures on our aircraft.
Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments and cash to pay dividends to our shareholders. Our revenues will increase as we acquire additional aircraft. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs through the next 12 months and provide additional funds that may be invested to create value for our shareholders.
In June 2008, our Board of Directors approved a share repurchase program. The program authorizes the repurchase of up to $30.0 million of our shares through June 21, 2009. We expect the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from available cash. As of June 30, 2008, we repurchased 42,000 shares at an average price of $10.18 per share, or $0.4 million. Subsequent to June 30, 2008, we repurchased an additional 111,000 shares at an average price of $10.05 per share, or $1.1 million.
We expect to fund our capital needs from excess cash flow, borrowings under our Aircraft Acquisition Facility and/or new debt and equity financings.
The Aircraft Acquisition Facility is not expected to meet our longer-term capital needs of funding additional aircraft acquisitions and other aviation assets that we expect will drive our growth. As of June 30, 2008, approximately $519.9 million had been drawn under the Aircraft Acquisition Facility to fund the aircraft acquisitions of B&B Air Acquisition. Subsequent to June 30, 2008, we made additional drawdowns aggregating approximately $77.5 million to fund the acquisition of two additional aircraft, leaving approximately $506.5 million of borrowing capacity remaining under the Aircraft Acquisition Facility. We expect that the Aircraft Acquisition Facility will be able to fund our growth into 2009. The availability of borrowing capacity under this facility ends on the earlier of November 6, 2009 or a date six months after 90% of the Total Facility Amount ($1,080.0 million) has been drawn. Borrowings under the Aircraft Acquisition Facility are limited such that the outstanding amounts may not exceed the sum of: (i) 85% of the appraised value of the underlying aircraft, (ii) 50% of the maintenance reserves paid with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secured the loans.
We expect to refinance some or all of the amount outstanding on the Aircraft Acquisition Facility prior to the end of the availability period. In addition, we expect to refinance the amounts outstanding under our Notes prior to August 2012. In the event that the Notes or amounts outstanding on the Aircraft Acquisition Facility are not repaid or refinanced, on or prior to such dates, any excess cash flow provided by the underlying leases that secure the amounts outstanding will be used to repay the principal amount of the Notes and Aircraft Acquisition Facility; and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.
Additional sources of financing will be required to fund our planned growth. Our access to debt and equity financing to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments.
Dividends. The declaration and payment of future dividends will be at the discretion of our board of directors who have adopted a policy to pay a regular quarterly cash dividend to our shareholders. Our dividend policy is based on the cash flow profile of our business. We generate significant cash flow from leases with a diversified group of commercial aviation customers. We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.
We have paid a quarterly dividend of $0.50 per share for the fourth quarter of 2007 in February 2008, and for the first quarter of 2008 in May 2008. On July 15, 2008, we declared a dividend of $0.50 per share for the second quarter of 2008. The dividend is payable on August 20, 2008 to shareholders of record as of July 31, 2008. The cash requirements of each of our dividends amounted to $16.8 million.
Maintenance Cash Flows. Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.
Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee.
Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. Under some leases, we are not obligated to make any maintenance contributions. However, most of these leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return, with such payments likely to be made by the lessee to us. In some instances, payments may be required to be made by us to the lessee. We are not obligated to make maintenance reimbursements or contributions under leases at any time that a lessee default is continuing.
We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will at least meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. During the six months ended June 30, 2008, we received $26.1 million of maintenance payments from lessees, and we made maintenance payment disbursements of $0.1 million. Also during the six months ended June 30, 2008, we made maintenance contributions aggregating to $2.8 million.
Financing
     Securitization
Our subsidiary, B&B Air Funding, the owner of our Initial Portfolio has an aircraft lease securitization that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. In connection with the Securitization, B&B Air Funding also entered into the Note Liquidity Facility that provides B&B Air Funding and its subsidiaries with up to $60.0 million of revolving credit capacity. The Note Liquidity Facility may be drawn upon, subject to certain conditions, to pay certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. If drawn upon, all advances including any accrued interest must be repaid before B&B Air Funding may make any distributions to us.
Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly.
Payment Terms. Up to and until July 2010, there are no scheduled principal payments on the Notes and for each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Note Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. The final maturity date of the Notes is November 14, 2033.
Available Cash. B&B Air Funding is required to maintain as of each monthly payment date cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-leasing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio during specified periods, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.
Otherwise, we intend to use the excess Securitization cash flow to pay dividends to us, to convert passenger aircraft to freighter aircraft if the economics support the conversion, and to purchase additional aircraft and other aviation assets.
We expect to refinance the Notes on or prior to August 2012. In the event that the Notes are not refinanced on or prior to that month, any excess Securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.
Redemption. We may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the Notes may be of the whole or any part of the notes. A redemption after acceleration of the Notes upon default may only be for the whole of the notes.
We may, on any payment date, redeem the Notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price
Before October 14, 2008	102.00%
On or after October 14, 2008, but before October 14, 2009	101.00%
On or after October 14, 2009, but before April 14, 2010	100.36%
On or after April 14, 2010, but before October 14, 2010	100.27%
On or after October 14, 2010, but before April 14, 2011	100.17%
On or after April 14, 2011, but before October 14, 2011	100.09%
On or after October 14, 2011	100.00%
Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding that may be so registered prior to the second anniversary of the closing date of the Securitization. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.
Default and Remedies. B&B Air Funding will be in default under the transaction documents in the event that, among other things, interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.
Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below.
•	Aircraft Dispositions. The ability of B&B Air Funding to sell aircraft is limited under the Securitization documentation. B&B Air Funding may sell up to ten aircraft without the consent of the policy provider and additional aircraft with the consent of the policy provider provided that such sales do not violate the concentration limits discussed below and the price is above 107% of the obligations of the notes allocable to such aircraft. B&B Air Funding may also sell aircraft provided that (1) sales in any one year do not exceed 10% of the initial average base value of all our aircraft as adjusted for depreciation as provided in the indenture, (2) such sales do not violate the concentration limits, (3) Moody’s confirms its rating on the notes and (4) the policy provider consents.

•	Concentration Limits. B&B Air Funding may only enter into a future lease (other than a renewal, extension or restructuring of any lease) if, after entering into such future lease, B&B Air Funding is in compliance with certain criteria in respect of limits based on, among other things, the proportion of our portfolio leased to our largest lessees, the regional concentration of our lessees and the sovereign ratings of the countries in which our lessees are located. B&B Air Funding will be permitted to vary from these limits if B&B Air Funding receives a confirmation from Moody’s that it will not lower, qualify or withdraw its ratings on the notes as a result of such lease and the policy provider consents to such lease. These limits may place limits on B&B Air Funding’s ability (absent a third-party consent) to re-lease the aircraft in our Initial Portfolio to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within our risk policies then in effect.

•	Debt Service Coverage Ratio. From (and including) the monthly period beginning in July 2010 and continuing through July 2012, B&B Air Funding is required to maintain a debt service coverage ratio of 1.80 to 1. In the event that such debt service coverage ratio is not maintained for two consecutive months, all amounts on deposit in the collections account will be applied towards the outstanding principal balance of the notes after the payment of expenses, senior hedge payments and amounts due and owing to the policy provider and the liquidity facility provider.

•	Leases. When re-leasing any aircraft, B&B Air Funding must do so in accordance with certain core lease provisions set forth in the indenture. The core lease provisions include, but are not limited to, maintenance, return conditions in respect of the aircraft, lease termination events and prohibitions on the assignments of the leases. These core lease provisions may not be amended without the consent of the policy provider.

•	Additional Aircraft. B&B Air Funding is not permitted to acquire any additional aircraft unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents and does not result in a default under the applicable concentration limits. We have the right to contribute additional aircraft from time to time to B&B Air Funding. In the event that additional notes are issued to finance the acquisition of additional aircraft, B&B Air Funding must obtain the prior written consent of the policy provider and liquidity facility provider and a confirmation from the rating agencies rating the notes that they will not lower, qualify or withdraw their ratings on the notes as a result of the acquisition. Additional aircraft may include, among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. Any additional notes issued will rank pari passu in right of payment of principal and interest with B&B Air

Funding’s outstanding notes. The acquisition of additional aircraft will also require the approval of the directors (including the equity director) of B&B Air Funding.

•	Modification of Aircraft and Capital Expenditures. B&B Air Funding is generally not permitted to make capital expenditures in respect of any optional improvement or modification of an aircraft in the Initial Portfolio, including aircraft conversions from passenger to cargo aircraft, or for the purpose of purchasing or otherwise acquiring any engines or parts outside of the ordinary course of business. However, B&B Air Funding may make capital expenditures in the ordinary course of business in connection with an existing or new lease or the sale of an aircraft, and capital expenditures where: (1) conversions or modifications are funded by capital contributions from us, (2) modification payments are made and the aggregate net cash cost does not exceed 5% of the aggregate initial average base value of the Initial Portfolio (other than modification payments funded, with capital contributions from us) or (3) modification payments permitted under the servicing agreement that do not require the express prior written approval of B&B Air Funding. Subject to certain conditions set forth in the indenture, B&B Air Funding is also permitted to use funds available to make scheduled principal payments on the Notes and amounts available for distributions to us for the purpose of converting passenger aircraft in the Initial Portfolio to freighter or mixed use configuration.

•	Other Covenants. The indenture contains other covenants customary for a securitization, including covenants that restrict the investment and business activities of B&B Air Funding, maintain the special purpose and bankruptcy remoteness characteristics of B&B Air Funding, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by B&B Air Funding entities, restrict B&B Air Funding’s ability to grant liens or other encumbrances, require the maintenance of certain airline hull, liability, war risk and repossession insurance and limit the ability of the members of B&B Air Funding to merge, amalgamate, consolidate or transfer assets.
As of June 30, 2008, B&B Air Funding was not in default under the Notes.
In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility for the benefit of the holders of the Notes. The aggregate amounts available under the Note Liquidity Facility will be at any date of determination, the lesser of (a) $60.0 million and (b) the greater of (i) the then outstanding aggregate principal amount of notes and (ii) $35.0 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. Prior to any drawing on the Note Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Note Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Note Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture prior to making any dividend payments to us. Upon the occurrence of certain events, including a downgrade of the provider of the Note Liquidity Facility below a certain ratings threshold, the Note Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Note Liquidity Facility. Drawings under the initial Note Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding was also required to pay an upfront fee of $360,000 at closing and a commitment fee of 40 basis points on each payment date to the provider of the Note Liquidity Facility.
Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.
     Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC and several other lenders. The Aircraft Acquisition Facility provides for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition and which must be fully drawn before any of the remaining $1.1 billion may be drawn. Borrowings under the Aircraft Acquisition Facility are used to finance the acquisition of additional aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties and to agent consent.
Availability. The Aircraft Acquisition Facility is available for a period of up to two years. The availability period ends on the earlier of November 6, 2009 or a date six months after 90% of the Total Facility Amount ($1,080.0 million including the $96.0 million in equity) has been drawn. The $96.0 million tranche of equity must be drawn first, a $184.0 million Tranche B of loans must be drawn next and a $920.0 million Tranche A of loans becomes available thereafter. The availability of loans under Tranche A and Tranche B is limited such that the outstanding amounts under such tranches combined cannot exceed the sum of (i) 85% of the appraised value of the aircraft financed under the Aircraft Acquisition Facility, (ii) 50% of maintenance reserves paid with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secure the loans. As of June 30, 2008, the $184.0 million and $96.0 million of Tranche B and equity tranche, respectively, were fully drawn. We have drawn down $335.9 million under Tranche A as of June 30, 2008.
Commitment Fees. B&B Air Acquisition pays a commitment fee of 0.30% per annum on a monthly basis to the Tranche A lenders on the undrawn amount of their Tranche A commitment.
Principal Payments. Commencing on the earlier of the date six months after 90% of the Aircraft Acquisition Facility is utilized or November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition will be required to be applied to repay principal on the loans. All amounts outstanding must be repaid in four quarterly installments commencing three years after the end of the availability period unless lenders agree to an extension.
B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and all insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.
Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility will bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. Initially, the applicable margin for Tranche A is 1.25% per annum, for Tranche B is 4.00% per annum and for the tranche of equity, a distribution may be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. The applicable margin on Tranche A will increase by 0.25% at the end of the availability period if the Tranche A loans do not achieve an Investment Grade Rating, as defined in the facility agreement. After the first quarterly installment of principal is due, approximately four to five years after the date of signing the credit agreement, the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B.
Collateral. Borrowings are secured by our equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft and the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, Tranche A ranks above Tranche B and the tranche of equity, and both Tranche A and B rank above the tranche of equity.
Covenants. The Aircraft Acquisition Facility contains the following covenants:
•	delivery of financial and other reports;

•	maintenance of a monthly interest coverage ratio of at least 1.1 to 1, and a rolling three-month interest coverage ratio of at least 1.25 to 1;

•	a requirement that the aircraft in B&B Air Acquisition’s portfolio comply with lessee, geographic and aircraft type and age concentration limits; and

•	customary covenants for a senior secured credit facility of this nature.
Capital Expenditures
During the six month period ended June 30, 2008, we acquired and took delivery of eight additional aircraft. The fleet of eight aircraft acquired are:
•	One Boeing 757-200 on lease to Icelandair (Iceland);

•	One Boeing 777-200ER on lease to KLM (The Netherlands);

•	One Airbus A330-200 on lease to LTU (Germany);

•	One Boeing 747-400 on lease to United Air Lines (USA);

•	One Airbus A319-100 on lease to Virgin America (USA);

•	One Boeing 737-900ER on lease to SpiceJet (India);

•	One Boeing 757-200 on lease to Icelandair (Iceland); and

•	One Airbus A320-200 on lease to Virgin America (USA).
In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of June 30, 2008, the weighted average age of the aircraft in our portfolio was 6.3 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.
Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
     Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors beyond our control, including U.S. monetary and tax policies, U.S. and international economic factors and other factors. We will be exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes issued in the Securitization and any related borrowings under our Note Liquidity Facility and our Aircraft Acquisition Facility. As of June 30, 2008, 52 out of our 60 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining eight leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without a corresponding proportional increase in rents or cash flow from our leases.
     Sensitivity Analysis
The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
Assuming we do not hedge our Notes and borrowings under the Aircraft Acquisition Facility to exposures to interest rate fluctuations, a hypothetical 100 basis-point increase (decrease) in our variable interest rates would have increased (decreased) our interest expense by $13.7 million and would have increased (decreased) our revenues by $2.4 million on an annualized basis.
We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes issued in the Securitization and borrowings under our Aircraft Acquisition Facility. We expect to enter into additional interest rate swap agreements to minimize the risks associated with our other variable rate debt, including any additional borrowings we will be making under our Acquisition Credit Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.
     Foreign Currency Exchange Risk
We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into a lease under which we receive a portion of the lease payments in Euros. During the past several years, the U.S. Dollar has depreciated against the Euro. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. To mitigate such exposure, we intend to and have engaged in foreign currency hedging transactions. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.
Item 4. Controls and Procedures
We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2008, our disclosure controls and procedures were effective.
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended June 30, 2008 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
We have not been involved in any legal proceedings that we expect will have a materially adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.
Item 1A. Risk Factors
For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on March 31, 2008, which is accessible on the SEC’s website at www.sec.gov. There have been no material changes to the risk factors disclosed in the Annual Report.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
Issuer Purchases of Equity Securities
On June 21, 2008, our Board of Directors approved a share repurchase program authorizing B&B Air to repurchase up to $30.0 million of its shares through June 21, 2009. B&B Air expects the purchases to be made from time to time in the open market or in privately negotiated transactions, and will be funded from the company’s available cash. The timing of the share repurchases under the program will depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time. Repurchased shares will be cancelled.
The following table summarizes our repurchases of shares of our common stock during the second quarter of 2008 under our repurchase program:

			Total Number of Shares	Approximate Dollar Value
	Total Number	Average Price	Purchased as Part of a	of Shares that may yet be
	of Shares	Paid Per	Publicly Announced	Purchased Under the
Period	Purchased	Share	Repurchased Plan	Plans or Programs
June 2008	42,000	$10.18	42,000	$29.6 million
Item 3. Defaults Upon Senior Securities
None.

Item 4. Submission of Matters to a Vote of Security Holders
At the Annual General Meeting of the holders (“Shareholders”) of common shares of the Company held on May 28, 2008, two items were voted upon and approved by the Shareholders:
(1)	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s bye-laws:

	Votes in Favor	Votes Against	Abstentions
Erik G. Braathen	14,317,379	36,070	4,858

Sean Donlon	14,316,929	36,570	4,808

Joseph M. Donovan	14,318,229	35,270	4,808

Susan M. Walton	14,314,879	38,620	4,808
The election of directors of the Company was determined in accordance with the Company’s Bye-laws, which provide that the persons nominated for election as a director receiving the most votes (up to the number of directors to be elected) shall be elected as directors, not including the directors to be appointed by the Manager Shares pursuant to the bye-laws.
(2)	The appointment of Ernst & Young LLP as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
14,343,349	10,150	4,808
The appointment of auditors and the authorization given to the Board of Directors of the Company to determine the auditor’s remuneration is an ordinary resolution, approval of which required the affirmative vote of a majority of the votes cast at the Annual General Meeting.
Item 5. Other Information
None.
Item 6. Exhibits
None.